SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For September, 2026
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP Publicly Held Company CNPJ/MF No. 43.776.517/0001-80	EMAE – EMPRESA METROPOLITANA DE ÁGUAS E ENERGIA S.A. Publicly Held Company CNPJ/MF No. 02.302.101/0001-42

JOINT MATERIAL FACT

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP (“Sabesp”) and EMAE – EMPRESA METROPOLITANA DE ÁGUAS E ENERGIA S.A. (“EMAE” and, together with Sabesp, the “Companies”), pursuant to Article 157, Paragraph 4, of Law No. 6,404, dated December 15, 1976 (“Brazilian Corporations Law”) and CVM Resolution No. 44, dated August 23, 2021, and further to the Joint Material Facts disclosed on April 24 and June 29, 2026 by the Companies; the Joint Notice to the Market disclosed on July 27, 2026 by the Companies; EMAE’s Material Fact dated July 29, 2026; and Sabesp’s Material Fact disclosed on July 30, 2026, hereby inform their shareholders and the market in general that EMAE’s shareholders approved, at the Extraordinary Shareholders’ Meeting held on this date, the merger of all EMAE shares not held by Sabesp into Sabesp, with the consideration consisting of the delivery to EMAE shareholders of common shares issued by Sabesp, pursuant to the “Protocol and Justification for the Merger of Shares Issued by Empresa Metropolitana de Águas e Energia S.A. – EMAE into Companhia de Saneamento Básico do Estado de São Paulo – SABESP”, dated June 29, 2026 (the “Protocol”), resulting in the transfer of EMAE’s shareholder base to Sabesp (the “Merger of Shares”). As previously informed to the market, the Merger of Shares was approved by Sabesp’s shareholders at the Extraordinary Shareholders’ Meeting held on July 30, 2026.

I.	General Information

As a result of the Merger of Shares, EMAE shareholders (other than Sabesp) will receive 1.31950000000 common shares issued by Sabesp for each 1 (one) common or preferred share issued by EMAE held on the date of consummation of the Merger of Shares, in accordance with the Protocol.

Following the end of the period for exercising the withdrawal rights as set forth in Section II below, EMAE shareholders will have the corresponding new Sabesp shares credited to their respective accounts maintained with the intermediary institutions, in accordance with the estimated timetable set forth in Annex I to this Material Fact.

In this regard, given that the exchange ratio may result in the receipt of a fractional number of shares issued by Sabesp, any fractional Sabesp common shares resulting from the Merger of Shares will be grouped into whole numbers and subsequently sold on the spot market operated by B3 S.A. – Brasil, Bolsa, Balcão (“B3”), pursuant to a notice to be duly disclosed to the market by Sabesp.

The Companies inform that, pursuant to the Protocol, no additional corporate actions are required to implement the Merger of Shares, without prejudice to the right of reconsideration of the transaction by EMAE’s management as provided for in Article 137, paragraph 3, of the Brazilian Corporations Law.

II.       Withdrawal Rights - EMAE

Pursuant to Articles 137 and 252, paragraph 2, of the Brazilian Corporations Law, the Merger of Shares gives rise to withdrawal rights exclusively for holders of common or preferred shares issued by EMAE (“Withdrawal Rights”).

The Withdrawal Rights may be exercised by EMAE shareholders who (i) are demonstrably holders of common or preferred shares issued by EMAE, on an uninterrupted basis, since the closing of the trading session of April 23, 2026, the last trading session before the date of disclosure of the first material fact notice regarding the Merger of Shares (April 24, 2026) (the “Cut-off Date”), until the date of actual exercise of the Withdrawal Rights; (ii) did not vote in favor of the Merger of Shares, abstained from voting, or did not attend the EMAE ESM that resolved on the Merger of Shares; and (iii) expressly state their intention to exercise their Withdrawal Rights, within the period indicated below (the “Dissenting Shareholders”).

Period for Exercising the Withdrawal Rights. Pursuant to Article 230 and Article 137, item IV, paragraphs 1 and 4, of the Brazilian Corporations Law, the Dissenting Shareholders may exercise their Withdrawal Rights by October 19, 2026, which corresponds to the period of 32 (thirty-two) days counted from the publication of the minutes of the EMAE ESM in the newspaper “Folha de São Paulo”, which will take place on September 17, 2026. The 32 (thirty-two)-day period was granted to shareholders given that the legal period of 30 (thirty) days would end on a Saturday. Accordingly, EMAE opted to extend the period to the following business day. Pursuant to Article 137, paragraph 4, of the Brazilian Corporations Law, any Dissenting Shareholder who fails to exercise the withdrawal right within the period set forth above shall lose such right.

Shares Subject to Reimbursement. The withdrawal right may only be exercised with respect to all shares issued by EMAE of which each Dissenting Shareholder is demonstrably the holder, on an uninterrupted basis, from the Cut-off Date until the date of exercise of the Withdrawal Right.

In light of the foregoing, any transfer of shares made between the Cut-off Date and the date of exercise of the Withdrawal Right shall extinguish the Dissenting Shareholder’s right with respect specifically to the transferred shares. Furthermore, the Dissenting Shareholder shall not be entitled to withdrawal rights with respect to any shares acquired after the Cut-off Date, even if such acquisition is intended to restore any shares previously disposed of after the Cut-off Date.

Reimbursement Amount. Pursuant to Article 45 of the Brazilian Corporations Law, Dissenting Shareholders who exercise their Withdrawal Rights shall be entitled to the book value per common or preferred share issued by EMAE as of June 30, 2026, which corresponds to R$ 18.18 (eighteen reais and eighteen centavos) per common or preferred share, without prejudice to the right to request the preparation of a special balance sheet, pursuant to Article 45, paragraph 2, of the Brazilian Corporations Law, given that the resolution giving rise to the withdrawal right occurred more than 60 (sixty) days after the date of the last disclosed balance sheet, used to determine the reimbursement amount.

EMAE clarifies that the last balance sheet approved at the General Shareholders’ Meeting, which constitutes the minimum reimbursement price parameter under the Brazilian Corporations Law, with a base date of December 31, 2025, would result in a book value per share of R$ 16.09 (sixteen reais and nine centavos). Accordingly, since the book value per share calculated in the Quarterly Information Form – ITR for the period ending June 30, 2026 is higher than that calculated in the 2025 Annual Financial Statements, EMAE opted to use the value as of June 30, 2026, which is more favorable to shareholders and more current.

Procedure for Exercising the Withdrawal Right.

•	Shares held in custody at B3’s Central Securities Depository - Dissenting Shareholders whose shares are held in custody at the Central Securities Depository of B3 S.A. – Brasil, Bolsa, Balcão must, subject to the specific deadlines and procedures of the Central Securities Depository, exercise their Withdrawal Right through their respective custody agents, contacting them sufficiently in advance to take the necessary measures and to consult them regarding the required documents.

•	Shares deposited with the bookkeeping agent - In line with the Notice to the Market disclosed on this date by EMAE, Itaú Corretora de Valores S.A. will begin providing bookkeeping services for the shares issued by EMAE as of October 1, 2026. Accordingly, Dissenting Shareholders whose shares are deposited with the financial institution that acts as depositary for EMAE’s book-entry shares must exercise the withdrawal right before BTG or Itaú, depending on the date of exercise: (i) until September 30, 2026 (inclusive), they must appear at any branch of BTG Pactual Serviços Financeiros S.A. DTVM in Brazil; and (ii) from October 1, 2026 (inclusive), they must appear at any branch of Itaú Corretora de Valores S.A. in Brazil; in both cases, bearing the following documents:

a.	Individual shareholder: (i) copy of the identity card (RG or RNE), (ii) copy of the individual taxpayer registration (“CPF”); and (iii) copy of proof of residence;
b.	Legal entity shareholder: (i) copy of the bylaws and minutes of election of the current board of executive officers or of the consolidated articles of association in effect, (ii) copy of the corporate taxpayer registration card (CNPJ), (iii) copy of the identity card (RG or RNE), individual taxpayer registration (CPF) and proof of residence of its representatives;
c.	Investment fund: (i) copy of the consolidated fund regulations; (ii) copy of the bylaws and minutes of election of the current board of executive officers, or of the consolidated articles of association in effect, of the fund’s manager or administrator, as applicable to the fund’s form of representation; (iii) copy of the corporate taxpayer registration card (CNPJ); and (iv) copy of the identity card (RG or RNE), individual taxpayer registration (CPF) and proof of residence of its representatives.

Dissenting Shareholders represented by an attorney-in-fact must bear, in addition to the documents referred to above, the respective power of attorney, which must grant special powers for the attorney-in-fact to state, on their behalf, the exercise of their Withdrawal Rights and request reimbursement for the shares.

Date and Manner of Payment of the Reimbursement Amount. After the expiration of the period for exercising the Withdrawal Rights, pursuant to the Protocol, EMAE will inform the Dissenting Shareholders of the date of payment of the reimbursement for the shares, in the event the Withdrawal Rights are exercised, without prejudice to the right of EMAE’s management, within 10 (ten) days after the end of the period for exercising the Withdrawal Rights, to call a General Shareholders’ Meeting to reconsider the resolution on the Merger of Shares in light of the volume of the Withdrawal Rights exercised. Payment to the Dissenting Shareholders will be made in accordance with the data registered with the respective custody agents or with the respective bookkeeping agent of EMAE, as the case may be and as applicable.

No Withdrawal Rights for Sabesp Shareholders. Pursuant to Article 137, item II, of the Brazilian Corporations Law, Sabesp shareholders shall not be entitled to withdrawal rights, given that Sabesp shares have sufficient liquidity and dispersion in the market.

III.       Tax Treatment

Pursuant to Clause 7.1 of the Protocol, any tax impacts arising from the Merger of Shares, including Income Tax on capital gains of EMAE shareholders, whether resident or non-resident in Brazil, shall be the sole responsibility of the respective shareholders, subject to applicable tax legislation.

Shareholders Resident in Brazil. Shareholders who are tax residents in Brazil may be subject to Income Tax, in addition to other taxes, in accordance with the legal and regulatory rules applicable to each category of investor. Such shareholders should consult their own advisors regarding the applicable tax treatment and shall be responsible for any taxes that may be due.

Non-Resident Investors. Sabesp, in its capacity as the company into which the shares issued by EMAE are merged, is responsible for withholding and collecting the Withholding Income Tax (“WHT”) on any capital gain calculated in connection with the Merger of Shares of investors who are non-tax residents in Brazil (“NRI”), pursuant to applicable tax legislation. EMAE will be responsible for withholding the WHT on any capital gain of NRI calculated in connection with the exercise of the Withdrawal Rights.

The tax base for the WHT shall be the capital gain of the respective NRI, corresponding to the positive difference, if any, between (i) the per-share value of EMAE attributed in the exchange ratio under the Merger of Shares or, in the case of exercise of the Withdrawal Rights, the reimbursement value per share; and (ii) the acquisition cost of the shares issued by EMAE held by each NRI.

Pursuant to applicable legislation, the WHT shall be calculated by applying the following rates: (i) a fixed rate of 15% for NRI Investors that qualify as “Capital Market Investors”1 and are not tax residents in favored tax jurisdictions2 (“FTJ”); (ii) a fixed rate of 25% for NRI that qualify as “Foreign Direct Investors” that are tax residents in FTJ; or (iii) progressive rates, ranging from 15% to 22.5%, as indicated below, for NRI that qualify as “Capital Market Investors” that are tax residents in FTJ, or that qualify as “Foreign Direct Investors” that are not tax residents in FTJ.

Capital Gain Amount	Rates
Below R$ 5 million	15%
Gains exceeding R$ 5 million and up to R$ 10 million	17.5%
Gains exceeding R$ 10 million and up to R$ 30 million	20%
Gains exceeding R$ 30 million	22.5%

1 CMN and CVM Joint Resolution No. 13.

2 Pursuant to Normative Instruction No. 1,037, dated June 4, 2010, issued by the Brazilian Federal Revenue Service, FTJ for tax purposes are jurisdictions that (i) do not tax income or tax it at a maximum rate lower than 17% (seventeen percent), or (ii) whose domestic legislation does not allow access to information regarding the corporate structure of legal entities, their ownership, or the identification of the beneficial owner of income attributed to non-resident investors. The jurisdictions listed as FTJ are set forth in Normative Instruction No. 1,037/10 and are periodically reviewed by the Brazilian Federal Revenue Service.

In order to enable the calculation of any capital gain, NRI must complete and electronically deliver to EMAE (if they exercise the Withdrawal Rights) and to Sabesp (if they opt to participate in the Merger of Shares), directly or through their custody agents, the information set forth in Annex II, containing data regarding the NRI, including the average acquisition cost of the shares issued by EMAE of which they are holders and their tax residence, and provide the corresponding supporting documentation. In the event of multiple transactions, a calculation report shall be provided, preferably in Excel format, for the average acquisition cost per share.

The template spreadsheet set forth in Annex II must be completed and sent by the shareholder via e-mail to the following addresses, as applicable: dri@sabesp.com.br, with the subject line “Merger of Shares – Tax Treatment” or riemae@emae.com.br, with the subject line “Withdrawal Rights – Tax Treatment”. The spreadsheet must be accompanied by reliable and adequate supporting documentation.

For the avoidance of doubt, the supporting documentation acceptable to evidence the average acquisition cost per share are the following: a brokerage note, in the case of transactions carried out on a stock exchange; a subscription list (boletim de subscrição), in the case of public or private capital increases; a share purchase and sale agreement, in the case of private transactions; corporate documents, in cases where the shares were acquired through a corporate restructuring; a will; a deed of gift (contrato de doação); or a deed of apportionment (escritura de partilha), in the case of non-onerous transactions.

Such information and documents must be made available in accordance with the instructions contained herein by October 19, 2026. EMAE or Sabesp may, at their sole discretion, request additional information and/or documents whenever deemed necessary for the full compliance with their legal obligations as the party responsible for tax withholding.

By providing the information mentioned above, the shareholders and their custody agents authorize the disclosure of the data submitted, as well as any additional information that may subsequently be requested, to tax authorities in the course of a tax audit.

Sabesp and EMAE shall use the information provided by the NRI (directly or through their custody agents) for the calculation of the capital gain, and the NRI shall be responsible for the accuracy and completeness of such information and documents. The Companies: (i) shall consider the acquisition cost to be zero for NRI that fail to submit the acquisition cost of the shares issued by EMAE, or that submit the information and/or supporting documentation in an inadequate, insufficient, or untimely manner; and (ii) shall apply the rate of 25% on the capital gains of NRI that, within the same deadline, fail to inform their country or dependency of tax residence or domicile, or fail to confirm their classification under CMN/CVM Joint Resolution No. 13, in accordance with applicable legislation and regulations.

The Companies may charge or offset the amount of WHT eventually withheld on behalf of the NRI against any credits held by EMAE and/or Sabesp, as applicable, against the respective NRIs.

Additional information regarding the Merger of Shares will be timely disclosed by the Companies in accordance with the applicable laws and regulations.

São Paulo, September 16, 2026.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP Name: Daniel Szlak Position: Chief Financial Officer and Investor Relations Officer	EMAE – EMPRESA METROPOLITANA DE ÁGUAS E ENERGIA S.A. Name: Pedro Borges Petersen Position: Chief Financial, Investor Relations and Administrative Officer

ANNEX I

ESTIMATED TIMETABLE FOR THE MERGER OF SHARES

Date	Event
July 30	Sabesp’s Shareholders’ Meeting held at 11:00 a.m.
Disclosure through the ENET system of: (i) the minutes of Sabesp’s Shareholders’ Meeting; and (ii) Sabesp’s Material Fact regarding the approval at the Shareholders’ Meeting.
September 14	Publication of the minutes of Sabesp’s Shareholders’ Meeting in the newspaper Valor Econômico.
September 16	EMAE’s Shareholders’ Meeting held at 11:00 a.m.
Disclosure through the ENET system of: (i) the minutes of EMAE’s Shareholders’ Meeting; and (ii) the joint Material Fact regarding: (a) the approval of EMAE’s Merger of Shares, including the estimated timetable for the Merger of Shares; (b) the commencement of the Withdrawal Right, including information on the migration of EMAE’s bookkeeping from BTG (“Former Bookkeeping Agent”) to Itaú (“New Bookkeeping Agent”); and (c) information on the procedure for tax payment by Non-Resident Investors (NRIs).
Disclosure of EMAE’s Notice to the Market regarding the change of bookkeeping agent.
September 17	Publication of the minutes of EMAE’s Shareholders’ Meeting in the newspaper Folha de São Paulo.
September 18	Beginning of the period for the exercise of the Withdrawal Right.
September 30	Last day on which the Former Bookkeeping Agent will provide services to EMAE (brokerage-firm blocking, payments, transfers of title, etc.).
October 1st	Update of EMAE’s Registration Form.
Commencement of bookkeeping services for EMAE’s shares by the New Bookkeeping Agent.
October 19	End of the period for the exercise of the Withdrawal Right.
End of the period for the NRIs to provide information regarding the payment of income tax on any capital gain arising from the Merger of Shares or Withdrawal Rights.
Confirmation by B3 and the New Bookkeeping Agent of the result of the exercise of the Withdrawal Right.
Disclosure of a joint Material Fact regarding the end of the Withdrawal Right exercise period and confirmation of the timetable for the Merger of Shares.

To be defined	Payment of the reimbursement to EMAE shareholders who exercise the Withdrawal Right.
Last trading day for shares issued by EMAE on B3.
Credit of the shares issued by Sabesp to EMAE shareholders.
Confirmation by B3 and the New Bookkeeping Agent of any fractional shares resulting from the Merger of Shares.
Auction of fractional shares on B3, as applicable.
Availability of payment relating to any fractional shares, net of fees, to former EMAE shareholders, as applicable.

ANNEX II

INFORMATION ON ACQUISITION COST

Name	CPF/CNPJ	Country of Tax Residence	Classification under CMN/CVM Joint Resolution No. 13?	Acquisition Date	Average Acquisition Cost per Share (R$)	Number of Shares
[•]	[•]	[•]	[Yes/No]	[•]	[•]	[•]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: September 18, 2026

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Daniel Szlak
Name: Daniel Szlak Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.